EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	9/30/2012	9/30/2012
EARNINGS
Income Before Income Taxes	$204,394	$190,133	$297,347	$189,517	$201,434	$156,911	$154,040
Fixed Charges (as below)	161,849	164,660	173,293	174,965	168,003	168,653	127,006
Total Earnings	$366,243	$354,793	$470,640	$364,482	$369,437	$325,564	281,046

FIXED CHARGES
Interest Expense	$80,034	$89,851	$101,145	$104,465	$97,665	100,958	76,733
Credit for Allowance for Borrowed Funds Used During Construction	5,315	4,609	8,348	8,500	7,838	5,195	3,398
Estimated Interest Element in Lease Rentals	76,500	70,200	63,800	62,000	62,500	62,500	46,875
Total Fixed Charges	$161,849	$164,660	$173,293	$174,965	$168,003	168,653	127,006

Ratio of Earnings to Fixed Charges	2.26	2.15	2.71	2.08	2.19	1.93	2.21